Mayer Brown LLP
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Chicago, Illinois 60606-4637
Main Tel (312) 782-0600
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www.mayerbrown.com
Julie Anne Gillespie
Direct Tel (312) 701-7132
Direct Fax (312) 706-8328
jgillespie@mayerbrown.com
April 1, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Re:	CDF Funding, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed September 2, 2009 File No. 333-158937
Dear Ms. Ravitz:
     On behalf of CDF Funding, Inc. (the “depositor”), we transmit for filing under the Securities Act of 1933, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3, No. 333-158937. For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the Pre-Effective Amendment No. 1 to Registration Statement as filed on September 2, 2009.
     In addition, the depositor has instructed us to provide each of the responses set forth below to the staff’s comments of September 25, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.
Registration Statement on Form S-3
General
1.	While we note your response to comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

The depositor confirms that, for each takedown, finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K and incorporated by reference into the registration statement.
Prospectus Supplement
Static Pool Information, page S-25
2.	We note your response to prior comment 7. Please, however, provide additional analysis of why you believe that delinquency data and cumulative loss data by year of origination are not material to investors. In addition, please provide analysis of what information is provided that would otherwise make this information unnecessary. Alternatively, please confirm that you will provide the data in future filings.

Response

The Registrant confirms that it will provide the delinquency data and cumulative loss data by year of origination in accordance with Item 1105 of Regulation AB in future filings.
     If you have any questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Thank you for your attention to this matter.
Sincerely,
/s/ Julie Gillespie
Julie Gillespie

cc:	Fred Robustelli, Esq. Michael Paolillo, Esq.